Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Centessa Pharmaceuticals Limited

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 20, 2021

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals Ltd
Registration Statement on Form S-1
Filed April 21, 2021
CIK No. 0001847903
File No. 333-255393

Rule 83 Confidential Treatment Request by Centessa Pharmaceuticals Limited

Ladies and Gentlemen:

This letter is being submitted on behalf of Centessa Pharmaceuticals plc (which was formerly known as Centessa Pharmaceuticals Limited prior to re-registration as a public limited company on May 14, 2021) (the “Company”) in response to comments contained in the letter dated May 19, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Saurabh Saha, M.D., Ph.D., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 that was filed on April 21, 2021, as amended on May 12, 2021 (the “Registration Statement”). In addition to responding to the Staff’s comments as set forth below, the Company intends to file a further amended Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

United States Securities and Exchange Commission

May 20, 2021

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Registration Statement. Two copies of this letter will be provided to Irene Paik of the Commission.

Amendment 1 to Form S-1 filed on May 12, 2021

Dilution, page 107

1.

Please revise to disclose that your net tangible book value and pro forma net tangible book value as of March 31, 2021 was calculated as your total assets less deferred offering costs less your total liabilities.

RESPONSE: The Company advises the Staff that it intends to revise its disclosure in the Amendment as follows:

Our net tangible book value as of March 31, 2021 was $271.8 million, or $2.83 per ordinary share/ADS. Net tangible book value represents our total assets less our deferred offering costs less our total liabilities. Net tangible book value per share as of March 31, 2021 represents net tangible book value divided by the 96,089,362 ordinary shares outstanding as of that date.

Our pro forma net tangible book value as of March 31, 2021 was $271.8 million, or $1.92 per ordinary share/ADS. Pro forma net tangible book value represents our total assets less our deferred offering costs less our total liabilities. Pro forma net tangible book value per share is calculated by dividing such number by the number of ordinary shares outstanding as of such date, after giving effect to the automatic conversion of all outstanding convertible preferred shares, into an aggregate of 45,681,819 ordinary shares upon the completion of this offering.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2021, page 113

2.

Please tell us and revise your filing to disclose what the other acquired entities column represents and for what period. It appears that this represents the January 1 through January 29 time period for the other acquired entities.

RESPONSE: The Company advises the Staff that the historical other acquired entities column represents a combination of the results of operations of ApcinteX Limited, Capella Biosciences Limited, Inexia Limited, Janpix Limited, Orexia Limited, Palladio Biosciences, Inc., PearlRiver Bio GmbH, and PegaOne SAS, and such information is provided for the period from January 1, 2021 through January 29, 2021.

The Company advises the Staff that it intends to revise its tabular disclosure in the Amendment as follows:

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

United States Securities and Exchange Commission

May 20, 2021

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(in thousands, except share and per share data)

	Historical	Historical	Historical
	Centessa Pharmaceuticals Limited*	Centessa Predecessor Group	Other Acquired Entities**	Transaction Accounting Adjustments		Pro forma Statement of Operations
Operating expenses:
Research & development	$10,142	$600	$2,520	$40	4a	$13,302
Acquired in-process research and development	220,454	—	—	(220,454	)4b	—
General and administrative	8,279	121	852	—		9,252

Total operating expenses	238,875	721	3,372	(220,414)		22,554
Loss from operations	(238,875)	(721)	(3,372)	220,414		(22,554)
Interest income (expense), net	(3)	(9)	—	12	4c	—
Amortization of debt discount	(825)	(37)	—	862	4c	—
Change in fair value of derivative liability	(415)	—	—	415	4c	—
Gain on extinguishment of debt	—	—	—	—		—
Foreign currency loss	(6)	—	—	—		(6)

Net loss	$(240,124)	$(767)	$(3,372)	$221,703		$(22,560)

Net loss per ordinary share – basic and diluted	$(2.50)					$(0.23)

Weighted average ordinary shares – basic and diluted	96,022,496				4d	96,222,263

See accompanying notes to the unaudited pro forma condensed combined financial information.

*	The historical unaudited pro forma condensed combined statement of operations for Centessa Pharmaceuticals Limited presented reflects a combination of the consolidated results of operations of Centessa Pharmaceuticals Limited, as Successor, for the period from January 30, 2021 through March 31, 2021, plus the pre-Acquisition results of operations for Centessa Pharmaceuticals Limited for the period from January 1, 2021 through January 29, 2021.
**	The historical unaudited pro forma condensed combined statement of operations for the Other Acquired Entities presented reflects a combination of such results for the following acquired entities: ApcinteX Limited, Capella Biosciences Limited, Inexia Limited, Janpix Limited, Orexia Limited, Palladio Biosciences, Inc., PearlRiver Bio GmbH, and PegaOne SAS, for the period from January 1, 2021 through January 29, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Centessa Pharmaceuticals Limited

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

United States Securities and Exchange Commission

May 20, 2021

Share-based compensation, page 156

3.

Please include an updated discussion regarding how you determined the fair value of your ordinary shares prior to the IPO similar to that provided in your response with regards to the valuation of your equity-based awards. Within this discussion, please include the table that summarizes by grant date the number of shares subject to options granted between January 25, 2021 and through the date of your IPO.

RESPONSE: The Company advises the Staff that it intends to revise its disclosure in the Amendment as set forth on Exhibit A hereto, based on the discussion contained in the Company’s May 11, 2021 letter to the Staff.

4.

We note your response to comment 22 from our letter dated April 13, 2021. Given the significance of the increase between your April 12, 2021 common shares valuation and the mid-point of the preliminary price range in such a short period of time, please address the following

•	In your April 2021 valuation, please explain to us in more detail how you selected the probability weighting of the IPO scenario considering you filed publicly on April 21, 2021.

•	Explain to us why it is valid to keep the same probability weighting of the IPO scenario in the options granted on May 7, 2021 as those granted in April 2021.

•

Tell us your consideration for reassessing the fair value of your common shares underlying the options granted on May 7, 2021 considering the proximity of such grants to your IPO and the factors outlined above.

RESPONSE: The Company advises the Staff as follows with respect to its determination of the probability weighting to assign to an IPO scenario for purposes of its April 2021 valuation:

•

The Company considered market data from its third party valuation specialist, which indicated the probability selected by the Company was generally consistent with those selected by similarly-situated companies at this stage in their efforts toward an initial public offering.

•

In the first quarter of 2021, following discussions with the underwriters for the offering, the Company perceived a general softening in the market with respect to valuation and completion of initial public offerings.

•	As of the April 2021 valuation date, several executive and senior level positions remained open at the Company as it was commencing operations following its acquisitions of its subsidiaries.

•

As of the April 2021 valuation date, the Company had recently commenced testing the waters meetings with potential investors, and had not yet received indications of interest from such parties, nor indications of valuation.

•

While the Company publicly filed its registration statement on April 21, 2021, it had expected a longer period of time between such filing and commencement of its road show, longer than the prescribed fifteen days.

•

Therefore, the Company assigned a probability of 55% to the IPO, reflecting the initiation of the IPO process and the public filing of the registration statement, as well as the uncertainty as to whether the offering would be completed at a desirable valuation or at all.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

United States Securities and Exchange Commission

May 20, 2021

Subsequent to the April 2021 valuation date, the Company advises the Staff as follows with respect to its May 2021 equity grants, including to support its belief that the probability weighting for an IPO scenario determined as of the April 2021 valuation date continued to remain appropriate for its May 2021 equity grants:

•	The Company perceived that uncertain market conditions had persisted or deteriorated into May 2021.

•

While the Company had publicly filed its registration statement as of the May 2021 grant date, it had not yet received the Staff’s next round of comments nor had it included its interim financial statements for the first quarter of 2021. As a result, the Company perceived uncertainty as to the expected timing of commencing its road show for the offering.

•	At the time the May 2021 awards were presented to the Company’s board of directors for approval, no valuation determinations had been made by the underwriters for the offering.

•

The Company did not experience achievement of milestones or material advancements in its subsidiaries’ programs during the period between the April 2021 valuation date and the May 2021 grant date that the Company (or its advisors) considered would have the effect of increasing the probability that its initial public offering would occur.

•

As described in the registration statement, in order to complete the offering, the Company is required to complete a number of steps, including the re-registration of the Company from a private company to a public company, and its pre-IPO reorganization, each of which require multiple levels of approval. The Company’s progress in respect of these steps remained unchanged in the period between the April 2021 valuation date and the grant on May 2021 grant date.

•

Hence, although the Company continued to advance its registration statement and certain other steps related to the offering, uncertainty remained as to whether the Company would be able to consummate the IPO at a desirable valuation or at all.

To assist the Staff in its evaluation of this comment, the Company supplementally advises the Staff that in its most recent discussions with its underwriters, the preliminary expected price range for its initial public offering is $[***] to $[***], prior to giving effect to any reverse split of its share capital. Prior to commencement of its road show, the Company further intends to narrow its proposed price range.

In addition, the Company acknowledges that in connection with its preparation and review of its unaudited financial statements for the period ending June 30, 2021, the Company will be required to evaluate the fair value of its ordinary shares underlying the options granted during such period, including those on May 7, 2021. As noted on Exhibit A hereto, the Company intends to determine its compensation expense relating to the April 20, 2021 and May 7, 2021 awards in connection with its preparation and review of its unaudited financial statements for that period. Once determined, the Company’s estimate of the grant date fair value of these share-based awards will be reflected in the financial statements relating to such period.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

United States Securities and Exchange Commission

May 20, 2021

If you require additional information, please telephone the undersigned at (212) 813-8853.

Sincerely,

/s/Edwin O’Connor

Edwin O’Connor

cc:

Saurabh Saha, M.D., Ph.D., Centessa Pharmaceuticals Ltd.

Gregory Weinhoff, Centessa Pharmaceuticals Ltd.

Iqbal Hussain, Centessa Pharmaceuticals Ltd.

Mitchell Bloom, Goodwin Procter LLP

Graham Defries, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Exhibit A

Determining the Fair Value of Ordinary Shares Prior to the IPO

As there has been no public market for our ordinary shares prior to this offering, the estimated fair value of its ordinary shares has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our ordinary shares, which were performed contemporaneously with events which management believed would have an impact on the valuation of our ordinary shares. All of our recent third-party valuations of our ordinary shares since our inception were as follows: $2.92 as of January 25, 2021 and $4.71 as of April 12, 2021.

The following table sets forth, by grant date, the number of shares subject to options granted between our inception and the date of this prospectus, the per share exercise price of the options and the fair value of ordinary shares underlying the options on each grant date:

Grant date(1)	Number of shares subject options granted	Per share exercise price of options		Fair value per ordinary share on grant date
January 29, 2021	1,139,847	$1.98	(2)	$2.92
February 19, 2021	11,812,306	$2.92		$2.92
March 4, 2021	2,201,487	$2.92		$2.92
April 20, 2021	4,924,655	$4.71		$(3)
May 7, 2021	2,175,354	$4.71		$(3)

(1) We have provided information regarding our grants starting from January 29, 2021, following the completion of our acquisition of our current subsidiaries and the completion of our Series A preferred share financing that occurred on January 29, 2021. In connection with the acquisitions of its subsidiaries, all prior option awards of such subsidiaries held by grantees were cancelled. The options shown in the table are the only options granted by us since our inception as well as the only options outstanding at any entity within our group as of the date of this prospectus.

(2) The exercise price for the January 29, 2021 awards, which were issued to former optionholders of our subsidiary Palladio Biosciences, Inc., were determined contractually on an arms’ length basis as part of our acquisition of this subsidiary and not through the third-party valuation as of January 25, 2021. The options issued were replacement awards for Palladio options which were cancelled at completion of the transaction. As the per-share fair market value of the ordinary shares as of such date exceeded the exercise prices set for the January 29, 2021 awards, we recognized an incremental share-based compensation expense based on the fair value, as reflected in our unaudited interim financial statements for the period ended March 31, 2021 included elsewhere in this prospectus.

(3) We intend to determine our compensation expense relating to the April 20, 2021 and May 7, 2021 awards in connection with our preparation and review of our unaudited financial statements for the period ending June 30, 2021. Once determined, our estimate of the grant date fair value of these share-based awards will be reflected in the financial statements relating to such period.

In the absence of a public trading market for our ordinary shares prior to this offering, we estimated the fair value of its ordinary shares based on the information known to us on the respective dates of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the ordinary shares, and in part on contemporaneous input from an independent third-party valuation firm. Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our ordinary shares, including:

United States Securities and Exchange Commission

May 20, 2021

•	our nascent stage of development and business strategy, including the status of research and development efforts of its product candidates and the material risks related to its business and industry;
•	our results of operations and financial position, including our levels of available capital resources;
•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
•	the lack of marketability of our ordinary shares as a private company;
•	the most recent price of our convertible preferred shares sold to investors in arm’s length transactions and the rights, preferences and privileges of our convertible preferred shares relative to those of our ordinary shares;
•	the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an initial public offering or a sale of our, given prevailing market conditions;
•	trends and developments in our industry; and
•	external market conditions affecting the life sciences and biotechnology industry sectors.

The third-party valuations of our ordinary shares that our board of directors considered in making its determinations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Guide), which prescribes several valuation approaches for determining the value of an enterprise, such as cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the ordinary shares.

Our determinations of the fair value of the ordinary shares were performed using methodologies, approaches and assumptions consistent with the Practice Guide. In accordance with the Practice Guide, we considered the following methods for allocating the enterprise value across our classes and series of share capital to determine the fair value of our ordinary shares at each valuation date.

•

Option Pricing Method (OPM). The OPM estimates the value of our common equity using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of ordinary shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of our convertible preferred shares, as well as their rights to participation, and the

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED

United States Securities and Exchange Commission

May 20, 2021

exercise prices of the outstanding options. Thus, the value of the ordinary shares can be determined by estimating the value of its portion of each of these call option rights. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the ordinary shares represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a shareholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (DLOM).

•

Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by us as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

The independent third-party valuation as of January 25, 2021 was based on the Hybrid Method, considering a potential initial public offering scenario and a scenario reflecting only consummation of our Series a preferred share financing. The independent third-party valuation as of April 12, 2021 was based on the Hybrid Method, considering a potential initial public offering scenario and one scenario without a potential initial public offering. Subjective factors considered by our board of directors and management included the advancement of our business, including progress in research and development activities and build-out of our management team, as well as efforts in furtherance of this offering. In assisting the independent third-party valuation specialist with assumptions for purposes of its valuation analysis, we also considered the uncertain nature of the initial public offering market in determining the likelihood that this offering would proceed.

Following the completion of this offering, the fair value of our ordinary shares will be determined based on the quoted market price of our ADSs.

Based on the initial public offering price of $[•], the aggregate intrinsic value of options as of March 31, 2021 was $[•], of which $[•] is related to unvested options.

CONFIDENTIAL TREATMENT REQUESTED BY CENTESSA PHARMACEUTICALS LIMITED